



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH. D.C.
210

SECURITI[...]ON

07001530

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odyssey Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S. Florida Ave. #520
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott McHugh 863-683-6141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The NCT Group CPA's, L.L.P.
(Name – *if individual, state last, first, middle name*)

811 E. Main St. (Address) Lakeland (City) FL (State) 33801 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott McHugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odyssey Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

SHERRI GASKILL
MY COMMISSION # DD 604373
EXPIRES: October 11, 2010
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
210
SECTION

ODYSSEY SECURITIES, LLC

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

and

SUPPLEMENTARY INFORMATION

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS



The NCT Group CPA's, L.L.P.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying statement of financial condition of Odyssey Securities, LLC (the Company) as of December 31, 2006, and the related statements of operations, member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odyssey Securities, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The NCT Group CPA's L.L.P.

The NCT Group, CPA's, L.L.P.
Lakeland, Florida
February 16, 2007

811 E. MAIN STREET ¥ P.O. BOX 1076 ¥ LAKELAND, FLORIDA 33802-1076 ¥ (863) 683-6783
435 SOUTH COMMERCE AVENUE ¥ SEBRING, FLORIDA 33870-3702 ¥ (863) 385-1577
202 SECURITY SQUARE BUSINESS CENTER ¥ P.O. BOX 2239 ¥ WINTER HAVEN, FLORIDA 33883-2239 ¥ (863) 294-4131

ODYSSEY SECURITIES, LLC
STATEMENTS OF OPERATIONS
As of December 31, 2006 and 2005

	2006	2005
Revenue		
Dealer fees	$ 6,588,136	$ 864,286
Interest income	2,500	2,510
Total revenue	6,590,636	866,796
Expenses		
Broker commissions	4,577,402	468,300
Depreciation	5,566	3,439
Legal fees	30,021	12,424
Professional fees	33,688	52,502
General and administrative	251,673	54,896
Registration fees	20,557	1,875
Salaries and benefits	614,704	502,069
Travel and entertainment	73,230	35,826
Total expenses	5,606,841	1,131,331
Net income (loss)	$ 983,795	$ (264,535)

The accompanying notes are an integral part o these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2006

The Company had no subordinated claims as of December 31, 2006, or any time during the year then ended.

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Odyssey Securities, LLC was formed in 2004 and became an NASD member in 2005, to manage the distribution and marketing of limited partnership units of direct participation programs. Odyssey Diversified Properties, Inc. is the General Partner of the investment programs to be distributed by Odyssey Securities, LLC. The primary focus of Odyssey Securities, LLC is to develop and maintain a broad distribution channel by building a network of retail broker-dealers that will enter into selling agreement contracts for the retail sale of the limited partnership units of Odyssey Diversified Properties, Inc.'s direct participation programs. As a result, the primary revenue source for Odyssey Securities. LLC will be in the form of "dealer/manager fees" from the contract it will maintain with the General Partner to act as the distributor broker-dealer and provide marketing and distribution services for the investment programs.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition
Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes and Accounts Receivable
Notes and accounts receivable are shown at net realizable value.

Property and Equipment
Property and equipment is comprised solely of furniture, computers and computer related items at December 31, 2006. Furniture and computers are stated at cost and depreciation is calculated using the straight-line method over a seven and five year useful life, respectively.



The NCT Group CPA's, L.L.P.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying financial statements of Odyssey Securities, LLC for the year ended December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

The NCT Group CPA's, L.L.P.

The NCT Group CPA's, L.L.P.
Lakeland, Florida
February 16, 2007

811 E. MAIN STREET ¥ P.O. BOX 1076 ¥ LAKELAND, FLORIDA 33802-1076 ¥ (863) 683-6783
435 SOUTH COMMERCE AVENUE ¥ SEBRING, FLORIDA 33870-3702 ¥ (863) 385-1577
202 SECURITY SQUARE BUSINESS CENTER ¥ P.O. BOX 2239 ¥ WINTER HAVEN, FLORIDA 33883-2239 ¥ (863) 294-4131

ODYSSEY SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption (k)(2)(i).

In accordance with sub paragraph (k)(2)(i), the Company is exempt from the possession and control requirements under SEC Rule 15c3-3.



The NCT Group CPA's, L.L.P.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Odyssey Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13**
2. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

811 E. MAIN STREET ¥ P.O. BOX 1076 ¥ LAKELAND, FLORIDA 33802-1076 ¥ (863) 683-6783
435 SOUTH COMMERCE AVENUE ¥ SEBRING, FLORIDA 33870-3702 ¥ (863) 385-1577
202 SECURITY SQUARE BUSINESS CENTER ¥ P.O. BOX 2239 ¥ WINTER HAVEN, FLORIDA 33883-2239 ¥ (863) 294-4131